

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3720

February 27, 2017

Shaun Donnelly
Chief Executive Officer
Lingerie Fighting Championships, Inc.
6955 North Durango Drive
Suite 1115-129
Las Vegas, NV 89149

> **Re: Lingerie Fighting Championships, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 1, 2017**
> **File No. 000-55498**

Dear Mr. Donnelly:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications